Exhibit 10.2

BANKS OF THE CHESAPEAKE, MHC

EMPLOYMENT AGREEMENT

THIS AGREEMENT (the “Agreement”), made this 16th day of August, 2017 by and between BANKS OF THE CHESAPEAKE, MHC (“Company”), the mutual holding company of Chesapeake Bank of Maryland, a federal savings bank (the “Bank”), and William J. Bocek, Jr. (“Executive”).

WHEREAS, Executive serves in the position as the Chairman of the Board of Directors of the Company (“Officer Position”), and

WHEREAS, the Company wishes to be assured of the Executive’s services for the term of this Agreement; and

WHEREAS, Executive is willing to serve in the employ of the Company during the term of this Agreement on the terms and conditions set forth hereinafter.

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, and upon the other terms and conditions provided for in this Agreement, the parties, intending to be legally bound, hereby agree as follows:

1. Employment. The Company will employ the Executive in the Officer Position. Executive will perform all duties and shall have all powers commonly incident to his position, or which, consistent with his position, the Board of Directors of the Company (the “Board”) delegates to Executive. Executive also agrees to serve, if elected, as an officer and/or director of any subsidiary or affiliate of the Company, including the Bank, a wholly-owned subsidiary of the Company, and to carry out the duties and responsibilities reasonably appropriate to those offices.

2. Location and Facilities. The Company will furnish Executive with the working facilities and staff customary for executive officers with the titles and duties set forth in Section 1 and as are necessary for him to perform his duties. The location of such facilities and staff shall be at the principal administrative offices of the Company, or at such other site or sites customary for such offices.

3. Term.

a.	The term of this Agreement shall include: (i) the initial term, consisting of the period commencing on the date of this Agreement (the “Effective Date”) and ending on the third anniversary of the Effective Date, plus (ii) any and all extensions of the initial term made pursuant to this Section 3 (collectively, the “Term”).

b.

Commencing on the first anniversary of the Effective Date and continuing on each anniversary of the Effective Date thereafter, the disinterested members of the Board may extend the Agreement Term for an additional year, so that the remaining Term of the Agreement again becomes thirty-six (36) months, unless Executive elects not to extend the Term of this Agreement by giving written notice in accordance with’ Section 18 of this Agreement. The Board will review the Agreement and Executive’s performance annually for purposes of determining whether to extend the Agreement Term and will include the rationale and results of its review in the minutes of its meeting. The Board will notify Executive within sixty days after its annual review whether it has determined to extend the Term of the Agreement.

c.	Nothing in this Agreement shall mandate or prohibit a continuation of Executive’s employment following the expiration of the Term of this Agreement.

4. Base Compensation.

a.	For his services in the Officer Position, the Company agrees to pay Executive a base salary at the rate of $208,320 per annum, payable in accordance with customary payroll practices.

b.	During the Term of this Agreement, the Board will review the level of Executive’s base salary at least annually, based upon factors deemed relevant, in order to determine Executive’s base salary through the remaining Term of the Agreement.

5. Bonuses. Executive will participate in discretionary bonuses or other incentive compensation programs that the Company may sponsor or award from time to time to senior management employees. Nothing paid to Executive under any such plan or arrangement will be deemed to be in lieu of any other compensation to which Executive is entitled under this Agreement.

6. Benefit Plans. Executive will participate in life insurance, medical, dental, pension, profit sharing, retirement and other programs and arrangements that the Company may sponsor or maintain for the benefit of its employees, including participation in comparable programs for its executive officers, including but not limited to deferred compensation or supplemental retirement plans, executive supplemental life insurance coverage, and reimbursement of cell phone expenses.

7. Vacations and Leave.

a.	Executive may take vacations and other leave in accordance with the Company’s policy for senior executives, or otherwise as approved by the Board.

b.	In addition to paid vacations and other leave, the Board may grant Executive a leave or leaves of absence, with or without pay, at such time or times and upon such terms and conditions as the Board, in its discretion, may determine.

8. Expense Payments and Reimbursements. The Company will reimburse Executive for all reasonable out-of-pocket business expenses incurred in connection with his services under this Agreement upon substantiation of such expenses in accordance with applicable policies of the Company.

9. Loyalty and Confidentiality.

a.	During the Term of this Agreement, Executive will devote all his business time, attention, skill, and efforts to the faithful performance of his duties under this Agreement; provided, however, that from time to time and following written notice to the Board, Executive may serve on the boards of directors of, and hold any other offices or positions in, companies or organizations that will not present any conflict of interest with the Company or any of its subsidiaries or affiliates, unfavorably affect the performance of Executive’s duties pursuant to this Agreement, or violate any applicable statute or regulation. Executive will not engage in any business or activity contrary to the business affairs or interests of the Company or any of its subsidiaries or affiliates.

b.	Nothing contained in this Agreement will prevent or limit Executive’s right to invest in the capital stock or other securities or interests of any business dissimilar from that of the Company, or, solely as a passive, minority investor, in any business.

c.	Executive agrees to maintain the confidentiality of any and all information concerning the operations or financial status of the Company; the names or addresses of any of its borrowers, depositors and other customers; any information concerning or obtained from such customers; and any other information concerning the Company or its subsidiaries or affiliates to which he may be exposed during the course of his employment. Executive further agrees that, unless required by law or specifically permitted by the Board in writing, he will not disclose to any person or entity, either during or subsequent to his employment, any of the above-mentioned information which is not generally known to the public, nor will he use the information in any way other than for the benefit of the Company.

10. Termination and Termination Pay. Subject to Section 11 of this Agreement, Executive’s employment under this Agreement may be terminated in the following circumstances:

a.	Death. Executive’s employment under this Agreement will terminate upon his death during the Term of this Agreement, in which event Executive’s estate will receive payment of the Executive’s base salary for a period of sixty (60) days following such date of death in addition to payment for any and all compensation accrued for all periods through the date of death.

b.	Retirement. This Agreement will terminate upon Executive’s retirement in accordance with the retirement benefit plan or plans in which he participates pursuant to Section 6 of this Agreement or otherwise.

c.	Disability.

(i)

The Board or Executive may terminate Executive’s employment after having determined Executive has a Disability. For purposes of this Agreement, “Disability” means a physical or mental infirmity that impairs

Executive’s ability to substantially perform his duties under this Agreement and results in Executive becoming eligible for long-term disability benefits under any long-term disability plans of the Company (or, if no such plans exist, that impairs Executive’s ability to substantially perform his duties under this Agreement for a period of one hundred eighty (180) consecutive days). The Board will determine whether or not Executive is and continues to be permanently disabled for purposes of this Agreement in good faith, based upon competent medical advice and other factors that the Board reasonably believes to be relevant. As a condition to any benefits, the Board may require Executive to submit to physical or mental evaluations and tests as the Board or its medical experts deem reasonably appropriate.

(ii)	In the event of his Disability, Executive will no longer be obligated to perform services under this Agreement. The Company will pay Executive, as Disability pay, an amount equal to one hundred percent (100%) of Executive’s rate of base salary in effect as of the date of his termination of employment due to Disability. The Company will make Disability payments on a monthly basis commencing on the first day of the month following the effective date of Executive’s termination of employment due to Disability and ending on the earlier of: (A) the date he returns to full-time employment at the Company in the same capacity as he was employed prior to his termination for Disability; (B) his death; (C) his attainment of age 65; or (D) the last date of the Term of this Agreement had Executive’s employment not terminated by reason of Disability; provided, however, in the event of subparagraphs (C) and (D), such Disability payments shall not be made for a period of less than twelve (12) months. The Company will reduce Disability payments by the amount of any short- or long-term disability benefits payable to Executive under any other disability programs sponsored by the Company. In addition, during any period of Disability payments from the Company during Executive’s Disability, the Company will continue to provide Executive and his dependents, to the greatest extent possible, with continued coverage under all benefit plans (including, without limitation, retirement plans and medical, dental and life insurance plans) in which Executive and/or his dependents participated prior to his Disability on the same terms as if he had remained actively employed by the Company.

d. Termination for Cause.

(i)	The Board may, by written notice to Executive in the form and manner specified in this paragraph, immediately terminate his employment at any time for “Cause.” Executive shall have no right to receive compensation or other benefits for any period after termination for Cause, except for already vested benefits. Termination for Cause shall mean termination because of Executive’s:

(1)	Personal dishonesty;

(2)	Incompetence;

(3)	Willful misconduct;

(4)	Breach of fiduciary duty involving personal profit;

(5)	Intentional failure to perform stated duties;

(6)	Willful violation of any law, rule or regulation (other than traffic violations or similar offenses) or final cease-and-desist order; or

(7)	Material breach of any provision of this Agreement.

(ii)	Notwithstanding the foregoing, Executive’s termination for Cause will not become effective unless the Company has delivered to Executive a copy of a resolution duly adopted by the affirmative vote of a majority of the entire membership of the Board, at a meeting of the Board called and held for the purpose of finding that (after reasonable notice to Executive and an opportunity for Executive to be heard before the Board with counsel) Executive was guilty of the conduct described above and specifying the particulars of this conduct.

e.	Voluntary Termination by Executive. In addition to his other rights to terminate under this Agreement, Executive may voluntarily terminate employment during the Term of this Agreement upon at least sixty (60) days prior written notice to the Board. Upon Executive’s voluntary termination, he will receive only his compensation and vested rights and benefits through the date of his termination. Following his voluntary termination of employment under this Section 10(e), Executive will continue to be subject to the restrictions set forth in Section 10(g) of this Agreement.

f.	Without Cause or With Good Reason.

(i)	In addition to termination pursuant to Sections 10(a) through 10(e), the Board may, by written notice to Executive, immediately terminate his employment at any time for a reason other than Cause (a termination “Without Cause”). Further, the Executive may, by written notice to the Board given at any time within ninety (90) days following an event constituting “Good Reason,” as defined below immediately terminate his employment effective following thirty (30) days after such notice is given (a termination “With Good Reason”); provided, however, that the Company shall have thirty (30) days to cure the “Good Reason” condition, but the Company may waive its right to cure. Notwithstanding the foregoing, if such condition constituting Good Reason is remedied within such thirty (30) day period, the Company shall not be required to pay the amount due to the Executive as a result of such termination With Good Reason and such termination With Good Reason shall not be effective.

Subject to Section 11 of this Agreement, in the event of termination under this Section 10(f), Executive will receive his base salary in effect as of his termination date for the remaining Term of the Agreement, with such amount paid in one lump sum within thirty (30) calendar days of his termination date. Executive will also continue to participate in any compensation and benefit plans of the Company that provide medical, dental and life insurance coverage, and payment equal to the additional cash bonus and retirement benefits that would have been earned by the Executive during the remaining Term of the Agreement (or the date of death, if earlier), under terms and conditions no less favorable than the most favorable terms and conditions provided to senior executives of the Company during the same period. If the Company cannot provide such coverage or participation because Executive is no longer an employee, the Company will provide Executive with comparable coverage on an individual policy basis or the cash equivalent.

(ii)	“Good Reason” exists if, without Executive’s express written consent, the Company materially breaches any of its obligations under this Agreement. Without limitation, such a material breach will occur upon any of the following:

(1)	A material reduction in, Executive’s responsibilities or authority in connection with his employment with the Company, including a requirement that the Executive report to any person other than the Company’s Chairman of the Board or directly to the Board of Directors;

(2)	Assignment to Executive of duties of a non-executive nature or duties for which he is not reasonably equipped by his skills and experience;

(3)	Failure of Executive to be nominated or re-nominated to the Board to the extent Executive is a Board member prior to the Effective Date;

(4)	A reduction in salary or benefits contrary to the terms of this Agreement, or, following a Change in Control as defined in Section 11 of this Agreement, any reduction in salary or material reduction in benefits below the amounts Executive was entitled to receive prior to the Change in Control;

(5)	Termination of incentive and benefit plans, programs or arrangements, or reduction of Executive’s participation, that is not applicable to other similarly situated participants and to such an extent as to materially reduce their aggregate value below their aggregate value as of the Effective Date;

(6)	A requirement that Executive relocate his principal business office or his principal place of residence outside of the area consisting of a thirty-five (35) mile radius from the current main office of the Company or the Bank, or the assignment to Executive of duties that would reasonably require such a relocation;

(7)	Liquidation or dissolution of the Company; or

(8)	a material breach of this Agreement by the Company.

(iii)	Notwithstanding the foregoing, a reduction or elimination of Executive’s benefits under one or more benefit plans, programs or arrangements maintained by the Company as part of a good faith, overall reduction or elimination of such plans or benefits, applicable to all participants in a manner that does not discriminate against Executive (except as such discrimination may be necessary to comply with law), will not constitute an event of Good Reason or a material breach of this Agreement, provided that benefits of the same type or to the same general extent as those offered under such plans prior to the reduction or elimination are not available to other officers of the Company or any affiliate under a plan or plans in or under which Executive is not entitled to participate.

g.	Post-Employment Covenant Not to Compete or Interfere with Relationships

Regardless of anything herein to the contrary, following a termination of employment by the Company or Executive pursuant to Section 10(e) or 10(f):

i.	Executive’s obligations under Section 9(c) of this Agreement will continue in effect; and

ii.	During the period ending on the first anniversary of such termination employment, Executive will not serve as an officer, director or employee of any bank holding company, bank, savings association, savings and loan holding company, mortgage company, credit union or other financial institution that offers products or services competing with those offered by the Company or the Bank from any office within thirty-five (35) miles from the main office of the Company or the Bank or any branch of the Bank and, further, Executive will not interfere with the relationship of the Company, its subsidiaries or affiliates and any of their employees, agents, or representatives; provided, however, the provisions of this subsection 10(g)(ii) shall not apply in the event of such termination of employment following a Change in Control as set forth at Section 11(b).

h.	To the extent Executive is a member of the Board on the date of termination of employment with the Company, Executive will resign from the Board immediately following such termination of employment with the Company. Executive will be obligated to tender this resignation regardless of the method or manner of termination, and such resignation will not be conditioned upon any event or payment.

11. Termination in Connection with a Change in Control.

a.	For purposes of this Agreement, a “Change in Control” means any of the following events:

(i)	There occurs a “Change in Control” of the Company, as defined or determined by either the Company’s primary federal regulator or under regulations promulgated by such regulator;

(ii)	As a result of, or in connection with, any merger or other business combination, sale of assets or contested election, the persons who were non-employee directors of the Company before such transaction or event cease to constitute a majority of the Board of Directors of the Company or any successor to the Company;

(iii)	The Company transfers all or substantially all of its assets to another corporation or entity which is not an affiliate of the Company;

(iv)	The Company is merged or consolidated with another corporation or entity and, as a result of such merger or consolidation, less than sixty percent (60%) of the equity interest in the surviving or resulting corporation is owned by the former shareholders or depositors of the Company; or

(v)	The Company sells or transfers more than a fifty percent (50%) equity interest in the Company to another person or entity which is not an affiliate of the Company, excluding a sale or transfer to a person or persons who are employed by the Company.

Notwithstanding anything in this Agreement to the contrary, in no event shall the conversion or reorganization of the Bank or the Company from mutual to stock form (including, without limitation, through the formation of a stock holding company) constitute a Change in Control for purposes of this Agreement.

b.	Termination. If within the period ending one year after a Change in Control, (i) the Company terminates Executive’s employment without Cause, or (ii) Executive voluntarily terminates his employment With Good Reason, the Company will, within ten (10) calendar days of the termination of Executive’s employment, make a lump-sum cash payment to him equal to three times Executive’s average taxable compensation (as reported on Form W-2) over the five (5) most recently completed calendar years (or years of employment, annualized for partial years of employment, if less than five), ending with the year immediately preceding the effective date of the Change in Control. The cash payment made under this Section 11(b) shall be made in lieu of any payment also required under Section 10(f) of this Agreement because of Executive’s termination of employment; however, Executive’s rights under Section 10(f) are not otherwise affected by this Section 11. Following termination of employment, executive will also continue to participate in any benefit plans of the Company that provide medical, dental and life insurance coverage upon terms no less favorable than the most favorable terms provided to senior executives. If the Company cannot provide such coverage because Executive is no longer an employee, the Company will provide Executive with comparable coverage on an individual basis or the cash equivalent. The medical, dental and life insurance coverage provided under this Section 11(b) shall cease upon the earlier of: (i) Executive’s death; (ii) Executive’s employment by another employer other than one of which he is the majority owner; or (iii) thirty-six (36) months after his termination of employment.

c.	The provisions of Section 11 and Sections 13 through 25, including the defined terms used in such sections, shall continue in effect until the later of the expiration of this Agreement or one (1) year following a Change in Control.

12. Indemnification and Liability Insurance.

a.	Indemnification. The Company agrees to indemnify Executive (and his heirs, executors, and administrators), and to advance expenses related to this indemnification, to the fullest extent permitted under applicable law and regulations against any and all expenses and liabilities that Executive reasonably incurs in connection with or arising out of any action, suit, or proceeding in which he may be involved by reason of his service as an officer or director of the Company or any of its subsidiaries or affiliates (whether or not he continues to be an officer or director at the time of incurring any such expenses or liabilities). Covered expenses and liabilities include, but are not limited to, judgments, court costs, and attorneys’ fees and the costs of reasonable settlements, subject to Board approval, if the action is brought against Executive in his capacity as an officer or director of the Company or any of its subsidiaries. Indemnification for expenses will not extend to matters related to Executive’s termination for Cause. Notwithstanding anything in this Section 12(a) to the contrary, the Company will not be required to provide indemnification prohibited by applicable law or regulation. The obligations of this Section 12 will survive the Term of this Agreement by a period of six (6) years.

b.	Insurance. During the period for which the Company must indemnify Executive, the Company will provide Executive (and his heirs, executors, and administrators) with coverage under a directors’ and officers’ liability policy at the Company’s expense, that is at least equivalent to the coverage provided to directors and senior executives of the Company.

13. Reimbursement of Executive’s Expenses to Enforce this Agreement. The Company will reimburse Executive for all out-of-pocket expenses, including, without limitation, reasonable attorneys’ fees, incurred by Executive in connection with his successful enforcement of the Company’s obligations under this Agreement. Successful enforcement means the grant of an award of money or the requirement that the Company take some specified action: (i) as a result of court order; or (ii) otherwise following an initial failure of the Company to pay money or take action promptly following receipt of a written demand from Executive stating the reason that the Company must make payment or take action under this Agreement.

14. Limitation of Payments or Benefits Under Certain Circumstances.

a.	Notwithstanding anything else in this Agreement to the contrary, Executive’s employment shall not be deemed to have been terminated unless and until Executive has a Separation from Service within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (“Code”). For purposes of this Agreement, a “Separation from Service” shall have occurred if the Company and Executive reasonably anticipate that either no further services will be performed by Executive after the date of termination (whether as an employee or as an independent contractor) or the level of further services performed is less than twenty (20) percent of the average level of bona fide services in the thirty-six (36) months immediately preceding the termination. For all purposes hereunder, the definition of Separation from Service shall be interpreted consistent with Treasury Regulation Section 1.409A-1(h)(ii). Notwithstanding the foregoing, this Section is not applicable in the event of the Executive’s termination for Cause.

b.	Notwithstanding the foregoing, if Executive is a “specified employee” (i.e., a “key employee” of a publicly traded company within the meaning of Section 409A of the Code and the final regulations issued thereunder) and any payment under this Agreement is triggered due to Executive’s Separation from Service (other than due to Disability or death), then solely to the extent necessary to avoid penalties under Section 409A of the Code, no payment shall be made during the first six (6) months following Executive’s Separation from Service. Rather, any payment which would otherwise be paid to Executive during such period shall be accumulated and paid to Executive in a lump sum on the first day of the seventh month following such Separation from Service. All subsequent payments shall be paid in the manner specified in this Agreement.

15. Injunctive Relief. Upon a breach or threatened breach of Section 10(g) of this Agreement or the prohibitions upon disclosure contained in Section 9(c) of this Agreement, the parties agree that there is no adequate remedy at law for such breach, and the Company shall be entitled to injunctive relief restraining Executive from such breach or threatened breach, but such relief shall not be the exclusive remedy for a breach of this Agreement. The parties further agree that Executive, without limitation, may seek injunctive relief to enforce the obligations of the Company under this Agreement.

16. Successors and Assigns.

a.	This Agreement shall inure to the benefit of and be binding upon any corporate or other successor of the Company which shall acquire, directly or indirectly, by merger, consolidation, purchase or otherwise, all or substantially all of the assets or stock of the Company.

b.	Since the Company is contracting for the unique and personal skills of Executive, Executive shall not assign or delegate his rights or duties under this Agreement without first obtaining the written consent of the Company.

17. No Mitigation. Executive shall not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment or otherwise and no such payment shall be offset or reduced by the amount of any compensation or benefits provided to Executive in any subsequent employment.

18. Notices. All notices, requests, demands and other communications in connection with this Agreement shall be made in writing and shall be deemed to have been given when delivered by hand or forty-eight (48) hours after mailing at any general or branch United States Post Office, by registered or certified mail, postage prepaid, addressed to the Company at its principal business office and to Executive at his home address as maintained in the records of the Company.

19. No Plan Created by this Agreement. Executive and the Company expressly declare and agree that this Agreement was negotiated among them and that no provision or provisions of this Agreement are intended to, or shall be deemed to, create any plan for purposes of the Employee Retirement Income Security Act of 1974 (“ERISA”) or any other law or regulation, and each party expressly waives any right to assert the contrary. Any assertion in any judicial or administrative filing, hearing, or process that an ERISA plan was created by this Agreement shall be deemed a material breach of this Agreement by the party making the assertion.

20. Amendments. No amendments or additions to this Agreement shall be binding unless made in writing and signed by all of the parties, except as herein otherwise specifically provided.

21. Applicable Law. Except to the extent preempted by federal law, the laws of the State of Maryland shall govern this Agreement in all respects, whether as to its validity, construction, capacity, performance or otherwise.

22. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any one provision shall not affect the validity or enforceability of the other provisions of this Agreement.

23. Headings. Headings contained in this Agreement are for convenience of reference only.

24. Entire Agreement. This Agreement, together with any modifications subsequently agreed to in writing by the parties, shall constitute the entire agreement among the parties with respect to the foregoing subject matter, other than written agreements applicable to specific plans, programs or arrangements described in Sections 5, 6 and 7.

25. Required Provisions. In the event any of the foregoing provisions of this Agreement conflict with the terms of this Section 25, this Section 25 shall prevail.

a.	The Company’s Board of Directors may terminate Executive’s employment at any time, but any termination by the Company, other than termination for Cause, shall not prejudice Executive’s right to compensation or other benefits under this Agreement. Executive shall not have the right to receive compensation or other benefits for any period after termination for Cause as defined in Section 10(d) of this Agreement.

b.	Any payments made to Executive pursuant to this Agreement, or otherwise, are subject to and conditioned upon their compliance with 12 U.S.C. Section 1828(k) and FDIC Regulation 12 C.F.R. Part 359, Golden Parachute and Indemnification Payments.

26. Other Matters.

(a) Source of Payments. Notwithstanding any provision in this Agreement to the contrary, to the extent payments and benefits, as provided for under this Agreement, are paid or received by Executive in accordance with similar provisions under the employment agreement in effect between Executive and the Bank, the payments and benefits paid by the Bank will be subtracted from any amount or benefit due simultaneously to Executive under similar provisions of this Agreement. Payments will be allocated in proportion to the level of activity and the time expended by Executive on activities related to the Company and the Bank, respectively, as determined by the Company and the Bank.

(b) Notwithstanding anything herein, nothing herein shall preclude the Company from making payments to the Executive that are non-deductible pursuant to Section 280G of the Code and subject the Executive to the excise tax imposed under Section 4999 of the Code. If Executive becomes liable, in any taxable year, for the payment of an excise tax under Section 4999 of the Code on account of any payments to Executive pursuant to this Section 26, and the Company chooses not to contest the liability or has exhausted all administrative and judicial appeals contesting the liability, the Company shall pay Executive (i) an amount equal to the excise tax for which Executive is liable under Section 4999 of the Code, (ii) the federal, state, and local income taxes, and interest if any, for which Executive is liable on account of the payments pursuant to item (i), and (iii) any additional excise tax under Section 4999 of the Code and any federal, state and local income taxes for which Executive is liable on account of payments made pursuant to items (i) and (ii).

(c) This Section 26(c) applies if the amount of payments to Executive under Section 26(b) has not been determined with finality by the exhaustion of administrative and judicial appeals. In such circumstances, the Company and Executive shall, as soon as practicable after the event or series of events has occurred giving rise to the imposition of the excise tax, cooperate in determining the amount of Executive’s excise tax liability for purposes of paying the estimated tax. Executive shall thereafter furnish to the Company or its successor a copy of each tax return which reflects a liability for an excise tax under Section 4999 of the Code at least 30 days before the date on which such return is required to be filed with the Internal Revenue Service. The liability reflected on such return shall be dispositive for the purposes hereof, unless, within 15 days after such notice is given, the Company furnishes Executive with a letter of the auditors or tax advisor selected by the Company indicating a different liability or that the matter is not free from doubt under the applicable laws and regulations and that Executive may, in such auditor’s or advisor’s opinion, cogently take a different position, which shall be set forth in the letter with respect to the payments in question. Such letter shall be addressed to Executive and state that he or she is entitled to rely thereon. If the Company furnish such a letter to Executive, the position reflected in such letter shall be dispositive for purposes of this Agreement, except as provided in Section 26(d) below.

(d) Notwithstanding anything in this Agreement to the contrary, if Executive’s liability for the excise tax under Section 4999 of the Code for a taxable year is subsequently determined to be less than the amount paid by the Company pursuant to Section 26(c), Executive shall repay the Company at the time that the amount of such excise tax and excise tax payments attributable to the reduction (plus interest on the amount of such repayment at the rate provided on Section 1274(b)(2)(B) of the Code, and if Executive’s liability for the excise tax under Section 4999 Code of the Code for a taxable year is subsequently determined to exceed the amount paid by the Company pursuant to Section 26, the Company shall make an additional payment of income and excise taxes in the amount of such excess, as well as the amount of any penalty and interest assessed with respect thereto at the time that the amount of such excess and any penalty and interest is finally determined.

(e) The obligations of this Section 26 will survive the expiration of the Term or the termination of this Agreement and the Executive’s termination of employment following a Change in Control in accordance with Section 11(b) herein.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

BANKS OF THE CHESAPEAKE, MHC
Chairman, Compensation Committee

August 16, 2017	By:	/s/ William W. Whitty, Jr.
Date

EXECUTIVE

August 16, 2017		/s/ William J. Bocek, Jr.
Date		William J. Bocek, Jr.